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FOR IMMEDIATE RELEASE

           HYUNDAI ELECTRONICS AMERICA ANNOUNCES KOREAN GOVERNMENTAL
             APPROVAL AND EXPIRATION OF HART-SCOTT-RODINO ANTITRUST
            IMPROVEMENTS ACT WAITING PERIOD FOR MAXTOR TENDER OFFER

     MILPITAS, CA, December 28, 1995 -- Hyundai Electronics America announced today that on December 28, 1995 it obtained all of the approvals of governmental officials and agencies of the Republic of Korea necessary for it to consummate its cash tender offer to acquire any and all outstanding shares of common stock of Maxtor Corporation (NASDAQ; MXTR) at $6.70 per share.

     In addition, Hyundai announced that on December 21, 1995 the 15 day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired without Hyundai receiving a request for additional information or documentary materials from the Department of Justice Antitrust Division or the Federal Trade Commission.

     Based on the circumstances currently known to it, Hyundai does not presently intend to further extend the offer beyond the current expiration date of 6:00 p.m., New York time, Friday, January 5, 1995.

     Hyundai has been informed by the Depository that approximately 21,329,258 Maxtor common shares had been tendered as of December 28, 1995.

Contact:  Y.H. Kim
          President and Chief Executive Officer
          Hyundai Electronics America
          (408) 232-8000